Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

John Fanelli III

Executive Vice President and Chief Financial Officer

Tel: 215-309-7906

johnfanelli@hillintl.com

November 2, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:                             Hill International, Inc.

Form 10-K

Filed March 29, 2016

Form 10-Q for Fiscal Quarter Ended

June 30, 2016

Filed August 5, 2016

File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we”, “us” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated September 27, 2016.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comments.

Form 10-K for the Year Ended December 31, 2015

Results of Operations, page 34

1.                                      You note a decrease in revenue of $13.9 million in Iraq “due to the political turmoil.”  Considering the recent impact political instability had on accounts receivable with Libya and your stated slowdown of collections primarily in the Middle East on page 69, please provide us with a detail of billed and unbilled accounts receivable on contracts with and in Iraq, along with any associated reserves.  Provide us with an analysis of any past due accounts receivable, including how long they have been outstanding, whether they have been reserved, and the background and basis for your reserve policy.

Response:  At December 31, 2015, billed accounts receivable, net of deferred revenue, amounted to $6,166,000, unbilled accounts receivable amounted to $205,000 and retainage receivable amounted to $583,000 for a total of $6,955,000 from projects with and in Iraq.  Please refer to Schedule 1 for a detail of the billed and unbilled accounts receivable, net of deferred revenue, as well as an aging of accounts receivable from projects with and in Iraq at December 31, 2015.

During the latter part of 2014 and the early part of 2015 the projects in Iraq were stopped due to the political turmoil.  Discussions regarding payment were held with the clients and because the contracts were lump sum in nature, the payment approval procedures included a process whereby the clients would calculate their estimate of the value of our services performed to date and the amounts they considered payable to us.  As these procedures were still underway at December 31, 2015, we established a 20% reserve to allow for potential differences between the billed amounts and the amounts determined by the clients.

In 2015, we identified a material weakness in internal control over financial reporting with respect to the application of U.S. generally accepted accounting principles (“U.S. GAAP”) as it related to the estimation of potential losses on our accounts receivable.  Specifically, we did not have sufficient procedures and controls in place to enable the proper application of U.S. GAAP to significant, non-routine transactions, such as the events that occurred in Libya.  This led to a restatement of our fiscal 2012, 2013 and 2014 consolidated financial statements, certain quarterly financial statements within those periods and the first two quarters of 2015.  To remedy this situation, we implemented procedures in late 2015 whereby the local finance director will monitor accounts receivable over $500,000 which are ninety days past the contractual due date.  He will advise the project director who will prepare an Accounts Receivable Delinquency (“ARD”) Report which addresses the reasons for late payment, whether the client has funding or cash flow issues, when the amount is expected to be paid and how much is at risk.  The ARD flows to the regional head and regional finance director who make recommendations as to the potential reserve amount, work stoppage and/or legal action. The report is signed off at the regional level and submitted to the corporate accounts receivable coordinator who reviews the ARD for completeness and then reviews the ARD with our CFO and CAO.  An executive group comprised of our CEO, COO, CFO, CAO and Group Presidents meet quarterly to ensure 1) that the underlying transactions, event and information are disclosed in external and internal reporting documents and are in accordance with U.S. GAAP and 2) that material accruals and contingencies (i.e., accounts receivable reserves) are evaluated with input from the various business units prior to each quarterly close.

2.                                      We note bad debt expense increased during 2015 to $9.1 million of which $3.4 million relates to the Middle East. Tell us how the bad debt expense relates to the accounts identified above that are past due and why there was such a significant increase during 2015.

Response:  In 2014, bad debt expense was $5,323,000 offset by a recovery on our Libya receivable of $7,667,000 (including a $1,036,000 foreign exchange adjustment) resulting in a negative expense for the year of $(2,344,000).  Excluding the effect of the Libya collection, the increase in bad debt expense was $3,756,000 of which $3,400,000 relates to the Middle East as follows: $366,000 for receivables from Iraq, which was described in response to Comment 1 above, $1,025,000 for Qatar, $1,002,000 for the UAE, $850,000 for Oman, $104,000 for Saudi Arabia. The remaining portion of the increase was $409,000 split between the Americas, Europe, Asia/Pacific and Africa.  The overall increase in bad debt expense is the result of those portions of 2015 billings which are in dispute and aging of our receivables.

Liquidity and Capital Resources, page 42

3.                                      On page 42 you state that additional delays in payments from MOTC and other foreign governments may have a negative impact on your financial covenants.  Please tell us specifically how the aged billed accounts receivable amounts impact your covenant calculations and whether the decision to reserve a receivable amount impacts your covenants.

Response:  The Secured Credit Facilities contain two financial covenants: an Excess Account Concentration requirement and a Maximum Consolidated Net Leverage Ratio.

The Excess Account Concentration requirement  permits the lenders to increase interest rates by 2.0% if, as of the last day of any fiscal quarter, either (a) the total of accounts receivable from all clients within any country not listed as a Permitted Country as defined in the Secured Credit Facilities (other than the United Arab Emirates) that are more than 120 days old (relative to the invoice date) constitute more than 10% of the total outstanding accounts receivable or (b) the total of accounts receivable from all clients located in the United Arab Emirates that are more than 120 days old (relative to the invoice date) constitute more than 14% of the total outstanding accounts receivable. At December 31, 2015, the related accounts receivable did not exceed the limits described above.  Delays in payments could impact this requirement to the extent that the total receivables could exceed such limits.  At that time, we would be subject to a 2% increase in the interest rate; however, exceeding the limits does not constitute an event of default.  Our objective was to draw attention to the potentially higher interest rate.

The Consolidated Net Leverage Ratio is the ratio of consolidated total debt (minus cash of up to $10,000,000 held in the aggregate) to consolidated earnings before interest, taxes, depreciation, amortization, share-based compensation and other non-cash charges for the trailing twelve months.  Bad debt expense is considered a non-cash charge under the Secured Credit Facilities and, therefore, the Company’s decision regarding whether to reserve a receivable would have no impact on the Consolidated Net Leverage Ratio.

Form 10-Q for the quarterly period ended June 30, 2016

Note 4 — Accounts Receivable, page 7

4.                                      Please tell us the reasons for the increase in long-term retainage receivable, as of June 30, 2016.  Also please explain the reasons underlying the increase in the headroom between long-term retainage receivable and payable.

Response:  The increase in retainage receivable of $12,714,000 from December 31, 2015 to June 30, 2016 was primarily due to a reclassification of $10,820,000 from accounts receivable as of December 31, 2015 to retainage receivable as of June 30, 2016.  Specifically, as of June 30, 2016, the increase was related to (1) general retainage receivable of $7,376,000 plus (2) a long term receivable of $5,194,000, both of which are related to a defects liability period (“DLP”) arising from an extension of time for the Oman Airport project.  The DLP commences when the client accepts the project and contractually defers the payment of those receivables for a period of up to two years after completion of work on the project which is scheduled to end in 2017.  During that two year period, we are responsible for addressing any defect issues.  At December 31, 2015, these items, which then totaled $10,820,000, were carried on the balance sheet as current.  When the 18-month extension of time was approved by the client and agreed to by us, we reclassified the amounts to long-term retainage receivable.  Retention payable is primarily related to accounts in New York.  There is no related retention payable with this account and therefore, the reclassification of our current receivables to long-term retention receivable did not have a corresponding reclassification to retention payable.

5.                                      Please tell us the amount of any reserve established on the net accounts receivable of $31,400,000 as of June 30, 2016, relating to the Oman Airport project with MOTC.  Please tell us whether you received the anticipated $14.3 million payment in the third quarter and quantify the amount of accounts receivable that remain past due.

Response:  At June 30, 2016, there was a reserve of $848,000 representing 100% of previously unpaid and disputed portions of invoices.

We did not receive the anticipated $14,300,000 payment in the third quarter of 2016. However, we did receive approximately $3,200,000 on October 6, 2016 and approximately $7,900,000 on November 2, 2016.  The $3,200,000 difference between the anticipated payments and the actual payments represents an invoice from May which was current at June 30, 2016.   None of the past due accounts as of June 30, 2016 remain outstanding.

6.                                      Please disclose the amounts included in billed and unbilled accounts receivable related to change orders, claims, disputes and similar items.  Refer to Rule 5-02.3(c)(3) of Regulation S-X.

Response:  In future filings, we will provide disclosure similar to the following in our accounts receivable footnote:

“Included in billed and unbilled accounts receivable are $13,571,000 and $5,090,000, respectively, related to change orders, claims and disputes at June 30, 2016.”

7.                                      Please describe to us balances in unbilled accounts receivable related to contracts where the customer is past due on their billed accounts receivable.

Response:  We have attached Schedule 2 which provides detail and our commentary for accounts which are past due and have a billed or unbilled gross value of $300,000 or higher at June 30, 2016.

8.                                      Please tell us the amount of billed accounts receivable outstanding for over one year as of June 30, 2016, with information on the accompanying reserves.  Provide us a discussion of contracts that are a material component of this balance, including the background and basis for your conclusions regarding the appropriate amount of reserve.

Response:  As of June 30, 2016, total billed receivables amounted to $262,202,000 of which $88,293,000 were over a year past due including $46,616,000 for Libya which is fully reserved. All other (non-Libya) receivables of over one year amounted to $41,677,000, of which $14,900,000 was reserved at June 30, 2016, leaving a net amount of $26,777,000. We have attached Schedule 3 which provides detail and our commentary for accounts which are over one year past due and have a gross value of $300,000 or higher at June 30, 2016.

Results of Operations, page 25

9.                                      You attribute the $8.5 million decrease in international Project Management consulting fee revenue and $4.2 million decrease in related gross profit to decreases throughout the Middle East.  Please explain the specific underlying reasons for the decrease in consulting fee revenue in the Middle East.  Provide an analysis of any trends or circumstances expected to impact future operations.

Response:  The decrease in consulting fee revenue in the Middle East is the result of the completion of two projects in Abu Dhabi and one project in Dubai.  These three projects represented revenue of approximately $23.5 million in 2015.  We anticipated new work to replace such projects; however, some of the new work has been placed on hold due to the regional economic issues resulting from depressed oil prices.  Additionally, certain assignments have slowed down due to budgetary restraints in the region; for example, anticipated consulting fee revenue for two projects in Saudi Arabia has been reduced by $9.4 million per year.  We have secured new business and extensions of existing projects in Qatar and Kuwait which should mitigate the revenue decline to some extent.

Based on discussions with our clients in the Middle East, there is a trend of postponing new projects for the next twelve to twenty four months in Saudi Arabia, Oman and Abu Dhabi due to depressed oil prices and regional conflicts.  As described in the Liquidity and Capital Resources section of our  Form 10-Q for the quarterly period ended June 30, 2016, the sustained drop in oil prices has also caused a slowdown in our collections.

In future filings, we will provide a more complete discussion of trends and circumstances, similar to that in the two preceding paragraphs, which may impact our future operations.

Liquidity and Capital Resources, page 31

10.                               Please disclose the amount of available borrowing capacity under your credit facilities that could be obtained without violating financial covenants, if different.

Response:  In footnote 8 on page 12 of our Form 10-Q for the quarterly period ended June 30, 2016, we disclosed that we had $4,948,000 of available borrowing capacity under our U.S Revolver and $4,035,000 of available borrowing capacity under our International Revolver and our other foreign credit facilities.  Of the total $8,983,000 available, we would have been able to utilize up to $7,000,000 at June 30, 2016 without violating our Consolidated Leverage Ratio covenant.

In future filings, we will expand our debt footnote and the Liquidity and Capital Resources section of our MD&A to provide this additional disclosure.

* * * * * * *

The Company appreciates your time and consideration.  In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7906 (or by email at johnfanelli@hillintl.com) or Thomas L. Scully, Vice President, External Reporting, at (215) 309-7930 (or by email at thomasscully@hillintl.com).

Sincerely,
Hill International, Inc.

/s/ John Fanelli III
John Fanelli III

cc:                                Darrick M. Mix, Esq.

Hill International, Inc.

Schedule 1

Receivables from contracts with and in Iraq

(Amounts in USD)

December 31, 2015
Project Name	Billed	Deferred Revenue	Subtotal	Deferred Revenue	Total

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

1

Hill International, Inc.

Schedule 1

Receivables from contracts with and in Iraq

(Amounts in USD)

Accounts Receivable Aging, Net of Deferred Revenue	Total	121-180 Days	181-360 Days	361-720 Days	Over 721 Days

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

2

Hill International, Inc.

Schedule 2

Unbilled Accounts Receivable with Overdue Accounts Receivable

(Amounts in USD)

June 30, 2016
Unbilled	AR Past Due	Reserves	Comments

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

1

Hill International, Inc.

Schedule 3

(Amounts in USD)

June 30, 2016
Client Name	Total over 1 year	Reserve	Net accounts receivable >1 year	Comments

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

1

Hill International, Inc.

Schedule 3

(Amounts in USD)

June 30, 2016
Client Name	Total over 1 year	Reserve	Net accounts receivable > 1 year	Comments

[Information Redacted]

Hill International, Inc. has requested confidential treatment for the redacted portion of this response letter under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

2